

April 11, 2025

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., and Cboe EDGA Exchange, Inc.

For Exhibit F, the Exchanges are each filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Membership Termination Form has been added.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 10:00am on 04/11/25

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION** **FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE** **OR EXEMPTION FROM REGISTRATION PURSUANT TO** **SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **04/11/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS


☐ APPLICATION   ☒ AMENDMENT

1.   State the name of the applicant: Cboe BYX Exchange, Inc.

2.   Provide the applicant's primary street address (Do not use a P.O. Box):
     433 W Van Buren Steet
     Chicago, Illinois 60607

     25000108

3.   Provide the applicant's mailing address (if different):

4.   Provide the business telephone and facsimile number:
     (312) 786-5600   (312)-786-7138
         (Telephone)   (Facsimile)

5.   Provide the name, title and telephone number of a contact employee:
     Laura Dickman   Associate General Counsel   Cboe BYX Exchange, Inc.   (312) 786-7572
        (Name)   (Title)   (Telephone Number)

6.   Provide the name and address of counsel for the applicant:
     Pat Sexton
     433 W Van Buren Street
     Chicago, IL 60607

7.   Provide the date that applicant's fiscal year ends: December 31

8.   Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
     _____ Limited Liability Company   _____ Other (specify): _____

     If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
     (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
     (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 04/11/25   Cboe BYX Exchange, Inc.
          (MM/DD/YY)   (Name of Applicant)

By: _Laura Dickman_ [signature executed at 10:00am on 04/11/25]   Laura Dickman, Associate General Counsel
     (Signature)   (Printed Name and Title)

Subscribed and sworn before me this see header day of see header , see header   by   see header
                                                    (Month)   (Year)   (Notary Public)

My Commission expires ___see header___   County of __see header__   State of see header


This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.


Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:
- Application for membership, participation or subscription to the entity;
- Application for approval as a person associated with a member, participant or subscriber of the entity; and
- Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:
- Membership Termination Form | New Document

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a member.

Membership Termination Form

Any Member of Cboe BZX Exchange, Inc. ("BZX"), Cboe BYX Exchange, Inc. ("BYX"), Cboe EDGA Exchange, Inc. ("EDGA") and Cboe EDGX Exchange, Inc. ("EDGX") requesting voluntary termination of membership may complete this Membership Termination Form and submit to MembershipServices@cboe.com.

Member Name: _____

Requesting termination from the selected Exchange or Options Market.

☐ BYX   ☐ BZX*   ☐ BZX Options   ☐ EDGA   ☐ EDGX*   ☐ EDGX Options

Termination Date: _____

Terminations will be processed at the close of business on the 'Termination Date'. For terminations occurring on the last business day of the month, a Member should submit the Membership Termination Form no later than 4 p.m. Chicago time on the second-to-last business day of the month to allow sufficient time to process the request.

***Termination from the BZX or EDGX Exchanges will result in automatic termination from the respective Options Market, even when BZX Options or EDGX Options is not selected above.

_____

Signature of Authorized Officer, Partner, Managing Member
or Sole Proprietor

_____

Printed Name

_____

Title

_____

Date

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